BB 3/17

SEC MISSION

05038479

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Atlantic Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 US Route One, P.O. Box 6819
(No. and Street)

Scarborough (City) ME (State) 04070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent A. Buchanan 212-809-7171
(Area Code – Telephone Number)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purdy Powers & Company
(Name – *if individual, state last, first, middle name*)

130 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Vincent A. Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Atlantic Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01PA6110132
Qualified in Bronx County
My Commission Expires May 25, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

North Atlantic Securities, LLC

December 31, 2004

Contents

North Atlantic Securities, LLC

December 31, 2004

Financial Statements:

Supplemental Information:

Additional Report:

PURDY POWERS & COMPANY
Certified Public Accountants

Stephen H. Purdy, CPA, CMA
Marc J. Powers, CPA, CVA
Raymond G. Hamlin, CPA
Bruce D. Moir, CPA, JD, MPA
Richard E. Emerson, Jr., CPA, CVA
David J. Shorette, CPA, CVA

Independent Auditors' Report

North Atlantic Securities, LLC
Scarborough, Maine

We have audited the accompanying statements of financial condition of North Atlantic Securities, LLC (a limited liability company) as of December 31, 2004 and 2003 and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Securities, LLC at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Purdy Powers & Company

Professional Association

Portland, Maine
January 13, 2005

130 Middle Street, Portland, Maine 04101 • (207) 775-3496 • FAX (207) 775-0176
E-mail: info@cpaforme.com

Statements of Financial Condition

North Atlantic Securities, LLC

As of December 31, 2004 and 2003

		2004	2003
Current Assets			
Cash and cash equivalents		$ 56,524	$ 39,482
Prepaid expenses		3,003	2,268
	Total Current Assets	59,527	41,750
Other Assets			
Cash and cash equivalents - restricted		25,000	25,000
	Total Other Assets	25,000	25,000
Property & Equipment			
Office equipment		2,993	-
Software		1,344	-
		4,337	-
Less: Accumulated depreciation		299	-
	Net Property and Equipment	4,038	-
	Total Assets	$ 88,565	$ 66,750
Liabilities and Members' Equity			
Current Liabilities			
Accrued liabilities		$ 21,401	$ 4,393
	Total Current Liabilities	21,401	4,393
Members' Equity		67,164	62,357
	Total Liabilities and Members' Equity	$ 88,565	$ 66,750

See accompanying independent auditors' report and notes to financial statements.

Statements of Operations

North Atlantic Securities, LLC

For the Years Ended December 31, 2004 and 2003

		2004	2003
Revenues			
Commissions		$ 23,402	$ 7,552
Principal transactions		13,991	-
Investment advisory fees		40,056	-
Consulting		104,560	48,000
Interest income		462	161
	Total Revenues	182,471	55,713
Operating Expenses			
Brokerage, exchange and clearance fees		36,088	599
Cable and internet		289	392
Consulting		40,000	51,865
Depreciation		299	-
Filing fees		4,706	4,014
Guaranteed payments		2,000	6,800
Insurance		575	529
Miscellaneous		2,369	244
Office expenses		3,858	539
Payroll costs		25,177	-
Postage and delivery		1,449	772
Professional development		377	387
Professional fees		37,454	325
Rent		9,200	5,650
Repairs and maintenance		985	572
Travel and entertainment		9,025	-
Utilities		3,813	1,315
	Total Operating Expenses	177,664	74,003
	Net Income (Loss)	$ 4,807	$ (18,290)

Certain amounts have been reclassified for comparative purposes.
See accompanying independent auditors' report and notes to financial statements.

Statements of Changes in Members' Equity

North Atlantic Securities, LLC

For the Years Ended December 31, 2004 and 2003

	2004	2003
Balance at beginning of year	$ 62,357	$ 55,362
Net income (loss)	4,807	(18,290)
Member's contributions	-	25,285
Balance at End of Year	$ 67,164	$ 62,357

See accompanying independent auditors' report and notes to financial statements.

Statement of Cash Flows

North Atlantic Securities, LLC

For the Year Ended December 31, 2004

	2004	2003
Cash Flows from Operating Activities		
Net income (loss)	$ 4,807	$ (18,290)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	299	
Increase in prepaid expenses	(735)	(1,709)
Increase in accrued liabilities	17,008	4,393
Net Cash Provided (Used) by Operating Activities	21,379	(15,606)
Cash Flows from Investing Activities		
Purchase of property and equipment	(4,337)	-
Net Cash Used by Investing Activities	(4,337)	-
Cash Flows from Financing Activities		
Member's contributions	-	25,285
Net Cash Provided by Financing Activities	-	25,285
Increase in Cash	17,042	9,679
Cash at beginning of year	64,482	54,803
Cash at End of Year	$ 81,524	$ 64,482
Components of Cash		
Cash and cash equivalents	$ 56,524	$ 39,482
Cash and cash equivalents - restricted	25,000	25,000
	$ 81,524	$ 64,482

See accompanying independent auditors' report and notes to financial statements.

North Atlantic Securities, LLC

Note A - Summary of Significant Accounting Policies

Nature of Business
North Atlantic Securities, LLC (the "Company") was organized as a Maine limited liability company on August 27, 2002 and began operations on May 3, 2003. The Company was in a start-up phase during the period August 27, 2002 and May 3, 2003.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) pursuant to the Securities and Exchange Act of 1934. The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, variable annuities and other investment products.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the Statement of Cash Flows.

Property and Equipment
Property and equipment are carried at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets. Depreciation expense for the years ended December 31, 2004 and 2003 was $299 and $0, respectively.

Income Taxes
The Company is an LLC and, therefore, is not a taxpaying entity for federal or state income tax purposes. Accordingly, the financial statements do not reflect a provision for income taxes. Income, expenses, gains, losses and credits are reflected in the members' individual tax returns.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Note B - Restricted Cash

The Company is required to maintain a Broker's Deposit Account with a clearing organization. As of December 31, 2004 and 2003 the Company had $25,000 of cash in this account.

North Atlantic Securities, LLC

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, under SEC Rule 15c3-1, the Company had a ratio of aggregate indebtedness to net capital of .36 to 1 and net capital of $60,123, which was $10,123 in excess of its net capital requirement.

Note D - Related Party Transactions

A related party provides consulting services to the Company on a monthly basis under a verbal agreement. The expense associated with this agreement for the years ended December 31, 2004 and 2003 was $37,000 and $18,000, respectively. As of December 31, 2004, the Company had a payable to the related party included in accrued liabilities of $4,000.

The Company sub-leases their office space from a related party at a monthly rate of $750 commencing June 1, 2003. In addition, the Company as lessee shares office equipment, furniture and office supplies and utilities with the related party. The lease expires on June 1, 2006. Rent expense associated with this lease for the years ended December 31, 2004 and 2003 was $9,200 and $5,650, respectively.

As of December 31, 2004 the approximate future minimum lease payments under this operating lease are as follows:

2005	9,600
2006	4,000
	$ 13,600

Note E - Concentrations

During 2004 and 2003, approximately 65% and 86%, respectively, of the Company's revenue resulted from consulting income from two customers.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (1 of 2)

North Atlantic Securities, LLC

For the Year Ending December 31, 2004

		2004
Net Capital		
Total members' equity from Statement of Financial Condition	$	67,164
Deduct ownership equity not allowable for Net Capital		-
Total Members' Equity Qualified for Net Capital		67,164
Subordinated Liabilities		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total Capital and Allowable Subordinated Liabilities		67,164
Deductions and/or Charges:		
Nonallowable assets:		
Prepaid expenses		3,003
Property and equipment, net		4,038
Secured demand note deficiency		-
Commodity futures contracts and spot commodities - proprietary capital charges		-
Other deductions and/or charges		-
Net Capital Before Haircuts on Securities Positions		60,123
Haircuts on Securities (computed, where applicable, Pursuant to 15c3-1 (f)):		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentration		-
Net Capital	$	60,123

See accompanying independent auditors' report and notes to financial statements.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (2 of 2)

North Atlantic Securities, LLC

For the Year Ending December 31, 2004

		2004
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$	21,401
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total Aggregate Indebtedness	$	21,401
Percentage of Aggregate Indebtedness to Net Capital		36%
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	1,427
Minimum net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	$	50,000
Net capital requirement (greater of above minimums)	$	50,000
Excess net capital (net capital less total aggregate indebtedness)		10,123
Net Capital	$	60,123

Note: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17-a-5 as of December 31, 2004

See accompanying independent auditors' report and notes to financial statements.

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3

North Atlantic Securities, LLC

For the Year Ended December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report and notes to financial statements.

PURDY POWERS & COMPANY
Certified Public Accountants

Stephen H. Purdy, CPA, CMA
Marc J. Powers, CPA, CVA
Raymond G. Hamlin, CPA
Bruce D. Moir, CPA, JD, MPA
Richard E. Emerson, Jr., CPA, CVA
David J. Shorette, CPA, CVA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

North Atlantic Securities, LLC
Scarborough, Maine

In planning and performing our audit of the financial statements and supplemental schedules of North Atlantic Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons.

[2] Recordation of differences required by rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

130 Middle Street, Portland, Maine 04101 • (207) 775-3496 • FAX (207) 775-0176
E-mail: info@cpaforme.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of North Atlantic Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Company's members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Purdy Powers & Company

Professional Association

Portland, Maine
January 13, 2005